Harmony Turbines, Inc.

Financial Statements

As of December 31, 2025

With Independent Auditor's Opinion

Table of Content **Page #**

FM Financial Services

YOUR TRUSTED FINANCIAL PARTNER.

Report on the Audit of the Financial Statements

To the Shareholders of,
Harmony Turbines, Inc.

Opinion

We have audited the financial statements of Harmony Turbines, Inc. which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Harmony Turbines, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Harmony Turbines, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has recurring losses and did not generate enough revenue in the year 2025 to cover all operational expenses. As the entity has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern.

Management has evaluated the events and conditions, and it's plan regarding these matters are as described in Note 2. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation

and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Harmony Turbines, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Harmony Turbines, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Harmony Turbines, Inc.'s ability to continue as a going concern for a reasonable period.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

FM Financial Services LLC
Sugar Land - Texas
Date: April 9, 2026



Harmony Turbines, Inc.
Comparative Statement of Financial Position
As of December 31, 2025

	2025	2024
Assets		
Current Assets		
Cash and Cash Equivalents	217,038	384,047
Inventory	4,674	5,828
Other Receivables	11,271	18,479
Prepaid and Deposits	985	985
Total Current Assets	**$ 233,969**	**$ 409,339**
Non-Current Assets		
Equipment and Furniture (Net)	154,836	340,462
Total Non-Current Assets	**$ 154,836**	**$ 340,462**
Total Assets	**$ 388,805**	**$ 749,801**
Liabilities and Equity		
Current Liabilities		
Accounts Payable and Other Accrued liabillities	3,828	971
Total Current Liabilities	**$ 3,828**	**$ 971**
Total Liabilities	**$ 3,828**	**$ 971**
Equity		
Common Stock (Authorized: 19,000,000, Issued and outstanding: 10,000,000, No par Value)		
Series Seed Preferred Stock :Authorized: 10,000,000, Issued and outstanding 3,985,404 and 3,612,551 as of December 31, 2025 and 2024, No Par Value)		
Additional Paid in Capital (Net of Fees)	3,199,914	2,664,762
Retained Earnings	(2,814,936)	(1,915,932)
Total Equity	**$ 384,977**	**$ 748,830**
Total Liabilities and Equity	**$ 388,805**	**$ 749,801**

Accompanying footnotes are the integral part of the financial Statements.

Harmony Turbines, Inc.
Comparative Statement of Operations
For the Period Ended December 31, 2025

	2025	2024
Revenue		
Revenue (Net)	16,369	30,623
Total Revenue (Net)	**$ 16,369**	**$ 30,623**
Cost of Sales	**$ 1,611**	**$ 798**
Gross Profit	**$ 15,571**	**$ 29,825**
Operational Expenses		
Sales and Marketing Expenses	78,441	73,144
Administrative Expenses	841,730	659,549
Total Operational Expenses	**$ 920,171**	**$ 732,693**
Net Profit/(Loss) before Tax	**$ (905,413)**	**$ (702,868)**
Other Income	**$ 6,409**	**$ 8,773**
Net Profit and Loss	**$ (899,004)**	**$ (694,096)**
Loss per share	**$ (0.06)**	**$ (0.07)**

Accompanying footnotes are the integral part of the financial Statements.

Harmony Turbines, Inc.
Statement of Changes in Equity
As of December 31, 2025

	Common Stock (Shares)	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Total
As of December 31, 2022	10,000,000	1997572	$ 1,038,999	$ (530,859)	$ 508,140
New issuance (2023)		1372031	$ 1,361,142		$ 1,361,142
Net Income (Loss) 2023				$ (690,822)	$ (690,822)
As of December 31, 2023	**10,000,000**	**3369603**	**$ 2,400,141**	**$ (1,221,836)**	**$ 1,178,460**
New issuance (2024)		242948	$ 264,621		$ 264,621
Net Income (Loss) 2024				$ (694,096)	$ (694,096)
As of December 31, 2024	**10,000,000**	**3612551**	**$ 2,664,762**	**$ (1,915,932)**	**$ 748,985**
New issuance (2023)		372,853	535,152		535,152
Net Income (Loss) 2025				(899,004)	(899,004)
As of December 31, 2025	**10,000,000**	**3,985,404**	**$ 3,199,914**	**$ (2,814,936)**	**$ 384,978**

Accompanying footnotes are the integral part of the financial Statements.

Harmony Turbines, Inc.
Comparative Statement of Cash Flow
For the year ended December 31, 2025

	2025	2024
Operating Activities		
Receipts from customers	16,369	30,630
Payments to suppliers and employees	(720,838)	(690,917)
Cash receipts from other operating activities	7,208	8,763
Cash payments from other operating activities	(4,900)	(43,188)
Net Cash Flows from Operating Activities	**$ (702,161)**	**$ (694,712)**
Investing Activities		
Proceeds from sale of PPE	-	48,462
Payment for PPE	-	(112,350)
Other investing cash items	-	(15,282)
Net Cash Flows from Investing Activities	**$ -**	**$ (79,169)**
Financing Activities		
Other cash items from financing activities	535,152	263,947
Net Cash Flows from Financing Activities	**$ 535,152**	**$ 263,947**
Net Cash Flows	**$ (167,009)**	**$ (509,934)**
Cash and Cash Equivalents		
Beginning of period	384,047	893,261
Net cash flows	(167,009)	(509,213)
End of period	217,038	384,047
Net change in cash	**$ (167,009)**	**$ (509,213)**

Accompanying footnotes are the integral part of the financial Statements.

Harmony Turbines, Inc.
Notes to the Financial Statements
As of December 31, 2025

Note 1 - Nature of the Entity

Harmony Turbines, Inc. is organized under the laws of the state of Pennsylvania. Harmony Turbines, Inc. was originally founded on August 11, 2020. Harmony Turbines, Inc. is working on creating small scale Vertical Axis Wind Turbine products and solutions for home and small business use. Harmony Turbines, Inc. is focusing production on units sized 10kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade and generator designs. Both unique production lines are being developed and manufactured by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical. Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. The Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

Note 2 - Going concern and management's plans

The accompanying balance sheet has been prepared on a going concern basis. The Company is in a pre-revenue stage and has not yet commenced principal operations. It has incurred recurring losses since inception and may continue to generate losses during the next twelve months. The Company's ability to continue as a going concern is dependent upon its ability to generate more revenues and/or secure financing sufficient to meet its obligations as they become due.

Management has developed and initiated a phased operational plan for 2026-2027 to address these uncertainties. The Company has begun real-world testing of its first permanent ALPHA unit and is developing a custom axial flux generator to pair with it. Upon successful completion of beta testing, the Company plans to initiate early-stage sales of Harmony Turbines.

In the interim, the Company is dependent on capital raised through securities offerings and is supplementing this with minor revenue streams from contract manufacturing work. These activities form part of the Company's strategy to generate cash flows and support its long-term viability.
While management believes these plans will enable the Company to continue operations, there can be no assurance that such efforts will be successful.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Risks and uncertainties

The Company has not yet generated a profit from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S., along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

Note 4 - Summary of significant accounting policies

Basis of Presentation

The company adheres to GAAP accrual accounting principles, whereby revenue is recognized upon earning and expenses are recorded upon their incurrence, regardless of the timing of cash receipts and payments.

Management actively oversees day-to-day operations and has established an internal control system to monitor the responsibilities of staff across various departments, aimed at safeguarding company assets.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant areas where estimation uncertainty exists include:

Depreciation and Amortization

The determination of useful lives and residual values of property, plant, and equipment (PPE), as well as intangible assets, impacts the calculation of depreciation and amortization expenses.

Allowance for Doubtful Accounts

Management's estimation of the allowance for doubtful accounts affects the reported amounts of accounts receivable and the corresponding bad debt expense.

Inventory Valuation

Estimating the net realizable value of inventory and potential obsolescence requires management judgment, impacting the valuation of inventories and cost of goods sold.

Fair Value Measurements

The fair value of financial instruments, investments, and other assets and liabilities involves significant estimation uncertainty, particularly in the absence of quoted market prices.

Income Taxes

Estimation of current and deferred income tax assets and liabilities, including uncertain tax positions, requires management to assess the probability of future taxable income and the application of tax laws and regulations.

Contingent Liabilities

Management evaluates the likelihood and potential magnitude of contingent liabilities arising from pending litigation, environmental remediation, or other uncertain events, impacting the disclosure of such matters in the financial statements.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustments in future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variations could have a material impact on the financial position and operating results of the company.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in checking, savings accounts and Money Market accounts. All unrestricted liquid short-term investments and certificates of deposit with a maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations (“FDIC”) up to $250,000. The company, from time to time. may have the cash in any bank that is more than $250,000.

Inventories

The inventory account is several purchases of merchandise that were customized for the entity with logos to sell it through website. The merchandise includes t-shirts, hats, mugs and sweatshirts.

Non-Current Assets

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on useful lives of the assets.

Leasehold improvements

Leasehold improvements are stated at cost less accumulated depreciation and are amortized using the straight-line method over the shorter of the estimated useful life of the improvements or the remaining lease term, including renewal periods that are reasonably certain to be exercised.

During prior periods, the Company recorded leasehold improvements related to leased premises. Management subsequently determined that the original depreciation period applied to certain leasehold improvements exceeded the appropriate amortization period based on the underlying lease agreement.

The lease agreement commenced in 2023 with an initial term of three years and included an extension option of up to two additional years. Based on the lease terms and management's assessment of the expected occupancy period, the maximum supportable amortization period for the related leasehold improvements was five years.

Accordingly, management revised the estimated useful life of the leasehold improvements to conform to the lease term. Depreciation expense has been adjusted prospectively to reflect the revised amortization period.

Management evaluated the effect of this revision and concluded that the impact has been appropriately reflected in the accompanying financial statements.

Depreciation expense as of December 31, 2025, and 2024, is $196,475 and $43,188 respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2025, and 2024.

Net loss per share

Net earnings or loss per share are computed by dividing net income or loss by the weighted-

average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.

Note 5 - Income Taxes

The Harmony Turbines, Inc. is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been. recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income. generated in future years.
Total Net operating loss as of December 31, 2025, and December 31, 2024 is $2,814,936 and $1,915,932 respectively.

Note 6 - Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company keep the funds into the money market account, and the funds are distributed across multiple accounts. Therefore, none of the accounts has more than $250,000 in them at any given time.

Note 7 - Revenues

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue as the performance obligation is satisfied.

Note 8 - Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, are $78,441 and $73,144 respectively which is included in sales and marketing expenses

Note 9 - Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Note 11 - Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard is effective for fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a few ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statement.

Note 12 - Property and Equipment

Property and Equipment consist of Furniture and Fixture, Machinery and Equipment, vehicle and leasehold improvements. As of December 31, 2025, the depreciation expense was $196,475.

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense. The estimated useful lives by asset class are as follows:

	Years
Buildings	40
Vehicles	5
Furniture and office equipment	7
Software and computer equipment	5

Note 13 - Related Party Transactions

During the year ended December 31, 2025, the Company generated contract manufacturing revenue of $14,928 from machining services performed for a related party, Creating Moore.

Creating Moore is an affiliate under common ownership and control with the Company through the Company's principal shareholder. The Company occasionally performs machining and fabrication services for Creating Moore and other third parties utilizing the Company's manufacturing equipment and facilities.

There is no formal written agreement governing these transactions. The pricing and billing arrangements are determined based on the nature and complexity of the work performed

Expected machine time, materials utilized, and management's assessment of comparable market-based pricing for similar services. Management believes the amounts charged were reasonable under the circumstances.

Revenue from related party machining services is recognized at a point in time when the contracted manufacturing services are completed and control of the finished goods is transferred to the related party.

For the year ended December 31, 2025, total related party contract manufacturing revenue recognized from Creating Moore was $14,928,.

Note 14 - Capitalization and Equity Transactions

Common stock

As of December 31, 2025, Total Common stock authorized to issue is 19,000,000 shares. Total issued and outstanding shares are 10,000,000. All shares were issued to the sole shareholder.

Preferred stock

During the year ended December 31, 2025, the Company continued to raise capital through Regulation Crowdfunding offerings and other exempt financing activities to support research and development, operating costs, and working capital needs. The Company's preferred stock is issued pursuant to its approved offering documents and investor subscription agreements. The shares issued carry no voting rights and are subject to the terms outlined in the Company's governing documents and offering materials. Total new issuance was 372,853 with the proceeds of $535,152. As of December 31, 2025, Total Preferred stock issued and outstanding is 3,985,404.

The Company records equity proceeds net of direct offering costs when received or when shares are issued and considers pending subscriptions and unsettled platform transactions based on the status of investor commitments and management's assessment of collectability. Management believes the Company's equity balances are fairly stated in all material respects as of December 31, 2025.

Note 15 – Net loss per share

Basic net loss per share is computed by dividing net loss attributable to common and preferred shareholders by the weighted-average number of shares outstanding during the year. Diluted net loss per share is not presented, as the Company had no potentially dilutive securities outstanding or their effect would be anti-dilutive.

For the years ended December 31, 2025 and 2024, basic and diluted net loss per share was approximately $(0.06) and $(0.07), respectively.

Note 16 – Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Note 17 - Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Note 18 - Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 9, 2026, which is the date the financial statements were issued.

Harmony Turbines, Inc.
Schedule for Operational Expenses
As of December 31, 2025

Software		2,785
Insurance: Workers Compensation		2,407
Advertising		78,441
Bank Service Charges		226
WeFunder Raise		5,130
StartEngine Raise		27,930
KoreConX Raise		0
Merchant Fees		948
Accounting Fees		2,632
Equipment: Safety		49
Recruiting Expenses		700
Professional Fees		375
Patent Expenses		0
Audit Fees		2,500
Meals: Staff		1,029
Meals: Clients		444
Product Discount (non-taxable)		15
Postage and Delivery		79
Shipping: Online Store		66
Business License and Fees		7
Insurance: Property and Liability		10,291
Insurance: Directors and Officers		3,709
Insurance: Commercial Umbrella		764
Legal Fees		578
Contract Labor		89,295
Building: Utilities		14,200
Contract Manufacturing Expense		2,700
Automobile: Fuel & Oil		75
Automobile: Registration & Insurance		1,832
Automobile: Repairs & Maintenance		395
Automobile: Tolls		8
Supplies: Office		967
Supplies: Computer		230
Equipment: Small Shop Appliances		994
Small Furniture Expense		580
Equipment: Small Computer		134
Supplies: Shop		1,628
Building: Repairs and Maintenance		79
Supplies: Machine Tooling		2,546
Research & Development		15,308
Building: Rent		38,040
Lease Expense		279
Equipment: Repairs and Maintenance		31,719
Equipment: Fuel		65
Service Expenses		0
Warranty Expenses		0
Wages and Salaries		335,330
Payroll Tax Expense		26,378
Dues and Subscriptions		45
Training and Conferences		0
Telephone and Internet		2,222
Travel & Mileage		(675)
Bad Debt Expense		0
Depreciation		196,475
Employee Benefits		17,456
Charitable Contributions		0
Fines and Penalties		590
Other Expenses		176
Total Expenses	**$**	**920,172**